Exhibit 17.1

October 23, 2024

Pitney Bowes Inc.

3001 Summer Street

Stamford, Connecticut 06926

Attention: Board of Directors

Fellow Members of the Board:

I am writing to inform you that I am resigning from the Pitney Bowes Board of Directors, effective immediately, because of disagreements related to the Company’s operations, policies and practices in respect of the Board’s corporate governance on critical matters.

As you know, I joined this Board eight months ago as an independent director in connection with an agreement between the Company and Hestia Capital, Kurt Wolf’s activist hedge fund. I joined excited to help return Pitney Bowes to success.

Unfortunately, I have instead witnessed extensive Board turmoil and governance concerns:

•	Following today, a total of seven independent directors have resigned or retired in just six months, including the other independent director who joined the Board with me.

•

Lance Rosenzweig, who was Mr. Wolf’s CEO candidate and director nominee in the 2023 proxy contest (but not elected by the shareholders at that time), was appointed to the Board this year and serves as the Company’s interim CEO.

•	Following today, Mr. Wolf and his nominees constitute the entire Board and the CEO.

•

I was recently removed as Board Chair in a 3-to-2 vote and subsequently removed from the Governance Committee, where I was also serving as Chair. My replacement, Milena Alberti, is the third Board Chair in the last six months.

•

Mr. Wolf and Ms. Alberti now hold all of the Board leadership positions: Mr. Wolf serves as Chair of each of the Compensation and Value Enhancement Committees, and Ms. Alberti serves as Board Chair and Chair of the Audit and Governance Committees.

•

The impact of my removal from the Governance Committee is that I do not have equal participation in decision-making on critical near-term priorities of the Board, including Board refreshment, CEO selection and related Company strategy. This is the case for Pitney Bowes because a recommendation to the Board from this Committee represents a majority of the Board as all other independent board members serve on this Committee.

For these reasons, I must regretfully resign from the Board.

Sincerely,

/s/ J E. Sutton

Jill Sutton

Pitney Bowes Inc.

October 23, 2024

CC: Lauren Freeman-Bosworth, EVP, General Counsel & Corporate Secretary